SE-169 83 Solna
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Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
October 11, 2006

Our contact
Petter Mattsson

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published October 11.



06017920

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
October 11, 2006	Press Release	Skanska to construct new property in historic London area for SEK 320 M	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
NOV 0 2 2006
THOMSON
FINANCIAL

10/31

SKANSKA

Press Release

October 11, 2006

Skanska to construct new property in historic London area for SEK 320 M

Skanska has been awarded a contract to build a combined office, retail and residential property in central London. The contract amounts to GBP 23.75 M, about SEK 320 M. The order amount is being included in order bookings for the third quarter. The customer is the property development company Ebble Developments Ltd.

The property at 311-318 High Holborn is located within the Chancery Lane conservation area, which places special requirements on the implementation and design. The building will have a steel frame, with a stone and brick façade, some of which is being retained from the older building.

The new property will comprise a total of 8,000 square meters net, with five floors of the highest class of office space, nine residential units and seven shops at street level.

Work on the site begins this autumn, with completion scheduled for completion in spring 2008.

Skanska was awarded the project based on the company's successful London projects, such as 30 St Mary Axe (Swiss Re), Moor House, Palestra, PaddingtonCentral, 50 Queen Anne's Gate and many other Central London schemes.

Skanska UK reported revenues of SEK 10.7 billion in 2005, with 3,400 employees. The company is active in building construction and civil engineering as well as utilities and building services. Skanska also is a leader in the UK program for public-private partnerships, PFI (Private Finance Initiative).

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 70 543 88 38
Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.